CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated November 22, 2024 relating to the consolidated financial statements of Apex Critical Metals Corp. (the "Company") for the years ended July 31, 2024 and 2023 and the related notes to the consolidated financial statements, and our report dated November 27, 2025 relating to the consolidated financial statements of the Company for the years ended July 31, 2025 and 2024 and the related notes to the consolidated financial statements, which are included in, or incorporated by reference into, the registration statement on Form 40- F of the Company being filed with the United States Securities and Exchange Commission.

Chartered Professional Accountants

Vancouver, Canada

December 15, 2025